51-102F3

Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 303 – 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Changes

August 8, 2022

Item 3. News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Changes

On August 8, 2022, the Company announced that it intends to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit (the “Proposed Financing”). Each Unit of the Proposed Financing shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of five years.

In addition, on August 8, 2022, the Company announced that it intends to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $100,000 by issuing up to 2,500,000 flow-through units of the Company at a price of $0.04 per unit (the “ Proposed Flow-Through Financing”). Each flow-through unit of the Proposed Flow-Through Financing shall consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years

The above-mentioned proposed financings are subject to the approval of the CSE.

Pursuant to the Company’s offer letter to Colt Resources Inc. (“Colt”) dated July 6, 2022 which was accepted by Colt, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property. The 50,000 common shares in the capital of the Company are subject to a hold period from trading which expires on December 10, 2022.

Item 5. Full Description of Material Changes

Please see News Releases dated August 8, 2022 as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-0204 ext. 6105

Item 9. Date of Report

August 17, 2022

1

SCHEDULE “A”

NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital announces proposed private placements and the issuance of settlement shares

VANCOUVER, BRITISH COLUMBIA. August 8, 2022. 37 Capital Inc. (the “Company” or “37 Capital”) intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws. The proceeds of this Proposed Financing shall be utilized towards the payment of the Company’s liabilities and for general working capital purposes.

In addition, Company intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $100,000 by issuing up to 2,500,000 flow-through units of the Company at a price of $0.04 per unit (“Flow-Through Financing”). Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. All securities that may be issued in connection with the Flow-Through Financing will include a hold period in accordance with the applicable securities laws. The proceeds of this Flow-Through Financing shall be utilized towards the advancement of the Company’s Extra High property in British Columbia.

The above financings are subject to the approval of the Canadian Securities Exchange (CSE).

Furthermore, the Company shall issue to Colt Resources Inc. (“Colt”) 50,000 common shares in the capital of the Company as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The settlement shares that shall be issued to Colt will be subject to a hold period in accordance with the applicable securities laws.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.